1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	June 27, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UPDATE ON A LITIGATION INVOLVING YANZHOU COAL

MINING COMPANY LIMITED

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) has recently received the civil judgment ([2016] Lu Min Zhong No. 839) issued by the Higher People’s Court of Shandong Province of the People’s Republic of China (the “Shandong Province Higher Court”), the Shandong Province Higher Court has made the second instance judgment and final judgment regarding the contract dispute litigation between Yanzhou Coal, as the appellant, and Jinan Branch of China Minsheng Banking Corp., Ltd. (the “Jinan Branch of Minsheng Bank”), as the appellee. Relevant updates are hereby announced as follows:

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1. Basic information of the litigation and judgment of the first instance

On 13 July 2015, Jinan Branch of Minsheng Bank brought a civil litigation against Yanzhou Coal at the Intermediate People’s Court of Jinan Municipal of Shandong Province (the “Jinan Municipal Intermediate Court”), alleging the Company breached the bills agent discount business cooperation agreement and business bills of exchange discount agreement which were executed by the relevant parties including Yanzhou Coal, Jinan Branch of Minsheng Bank and Shandong Dongda Energy Co., Ltd (the “Dongda Company”) and requiring Yanzhou Coal for a discharge payment of RMB29,439,000.

On 11 January 2016, the Jinan Municipal Intermediate Court made the judgment of the first instance and ruled that the Company shall pay the principal of business acceptance bills of exchange of the amount of RMB29,439,000 and the relevant interest to Jinan Branch of Minsheng Bank and rejected other claims of Jinan Branch of Minsheng Bank. The litigation fee of RMB193,072 and the property preservation fee of RMB5,000 shall be borne by Yanzhou Coal.

The Company is of the view that since Jinan Branch of Minsheng Bank had already done the rediscount to the relevant bills and received the payment of rediscount through the rediscount, the bills agent discount business cooperation agreement and business bills of exchange discount agreement executed by each parties were fulfilled and the parties’ rights and obligations under these agreements were terminated. Jinan Branch of Minsheng Bank no longer had rights to bring suit against Yanzhou Coal based on the bill agent discount business cooperation agreement and business bills of exchange discount agreement and the facts acknowledged by the judgment of the first instance had insufficient basis. Based on the abovementioned facts, the Company legitimately appealed for the judgment of the first instance of the litigation to the Shandong Province Higher Court in February 2016.

For details, please refer to the 2015 annual report of the Company, the first quarterly report for the year of 2016 of the Company and the overseas regulatory announcement of the Company on a litigation involving Yanzhou Coal Mining Company Limited dated 23 March 2016.

2. Updates of the second instance of the litigation

On 12 June 2016, the Shandong Province Higher Court made the judgment of the second instance regarding this litigation. The Shandong Province Higher Court heard the litigation and ruled that the basis of litigation claims of Jinan Branch of Minsheng Bank was based on the fundamental legal relationships of the bills rather than the exercise of bills recovery rights and the bills agent discount business cooperation agreement and business bills of exchange discount agreement executed by parties including Yanzhou Coal, Jinan Branch of Minsheng Bank and Dongda Company was legally binding. In the event that the acceptor refused to pay, Jinan Branch of Minsheng Bank had the right to require Yanzhou Coal to pay the principal of bills of exchange and the late fine interest in accordance with the arrangement in the bills agent discount business cooperation agreement and business bills of exchange discount agreement.

It was the judgment of the second instance made by the Shandong Province Higher Court that: the appeal was rejected and the original judgment was upheld. The litigation fee of the second instance of the litigation of RMB193,072 shall be borne by Yanzhou Coal. The judgment of the second instance shall be final.

3. Impact of the litigation on the profit of the period and afterwards of the Company

The Company will continue to protect the legitimate interests of the Company and the shareholders of the Company through legal means including appeal and file discharge lawsuit against Dongda Company. The Company is currently unable to accurately estimate the impact of the litigation regarding the contract dispute on the profit of the period and afterwards of the Company. The Company will announce updates regarding relevant matters in a timely manner. The Company hereby respectively warns that the investors shall mind the risks of investments.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 June 2016

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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